Hewitt Financial Services LLC

Statement of Financial Condition

December 31, 2016

Assets	
Cash and cash equivalents	$ 3,511,879
Receivables from affiliate	462,593
Fees receivable	808,010
Prepaid regulatory fees	250,877
Deposit with clearing broker	100,000
Total assets	$ 5,133,359
Liabilities and member's equity	
Due to parent	$ 210,425
Accounts payable and accrued expenses	9,718
Total liabilities	220,143
Member's equity	4,913,216
Total liabilities and member's equity	$ 5,133,359

See notes to financial statements.